SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Amendment No. 3)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

TREMONT MORTGAGE TRUST
(Name of Issuer)

Common Shares, $0.01 Par Value
(Title of Class of Securities)

894789 106
(CUSIP Number)

Adam D. Portnoy
Tremont Realty Capital LLC
Two Newton Place, 255 Washington Street, Suite 300
Newton, MA 02458
(617) 219-1440
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP NO. 894789 106	Page 2 of 9

1	NAMES OF REPORTING PERSONS Tremont Realty Capital LLC (f/k/a Tremont Realty Advisors LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IA

SCHEDULE 13D/A

CUSIP NO. 894789 106	Page 3 of 9

1	NAMES OF REPORTING PERSONS The RMR Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D/A

CUSIP NO. 894789 106	Page 4 of 9

1	NAMES OF REPORTING PERSONS The RMR Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) CO, HC

SCHEDULE 13D/A

CUSIP NO. 894789 106	Page 5 of 9

1	NAMES OF REPORTING PERSONS ABP Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D/A

CUSIP NO. 894789 106	Page 6 of 9

1	NAMES OF REPORTING PERSONS Adam D. Portnoy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D/A

CUSIP NO. 894789 106	Page 7 of 9

This Amendment No. 3 (“Amendment No. 3”) is being filed jointly by Tremont Realty Capital LLC (f/k/a Tremont Realty Advisors LLC), a Maryland limited liability company (“TRC”), The RMR Group LLC, a Maryland limited liability company and the sole member of TRC (“RMR LLC”), The RMR Group Inc., a Maryland corporation and the managing member of RMR LLC (“RMR INC”), ABP Trust, a Maryland statutory trust and the controlling shareholder of RMR INC, and Adam D. Portnoy (individually, a “Reporting Person,” and together, the “Reporting Persons”) with respect to the common shares of beneficial interest, par value $0.01 per share (the “Common Shares”), of Tremont Mortgage Trust, a Maryland real estate investment trust (the “Issuer”). This Amendment No. 3 amends and supplements or restates, as applicable, the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 19, 2017 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on May 23, 2019 (“Amendment No. 1”) and by Amendment No. 2 filed with the SEC on April 29, 2021 (“Amendment No. 2” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 3, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings ascribed to such terms in the Original Schedule 13D, Amendment No. 1 and Amendment No. 2. This Amendment No. 3 is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

ITEM 4.	Purpose of Transaction.

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended to add the following at the end thereof:

On September 30, 2021, the transactions contemplated by the Merger Agreement were consummated. Pursuant to the terms of the Merger Agreement and a letter agreement dated August 26, 2021 (the “Letter Agreement”), between the Issuer and RMR Mortgage Trust (now known as Seven Hills Realty Trust, or “SEVN”) regarding an adjustment to the Exchange Ratio, each one (1) Common Share was converted into the right to receive 0.516 of one (1) newly issued common share of beneficial interest, $0.001 par value per share, of SEVN, with cash paid in lieu of fractional shares. As a result of the foregoing, the Reporting Persons no longer beneficially own any Common Shares.

The foregoing summary of the Letter Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, a copy of which is filed as Exhibit 99.8 hereto and incorporated herein by reference.

ITEM 5.	Interest in Securities of the Issuer.

“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

(a)	Amount beneficially owned and percentage of class: As of September 30, 2021, the Reporting Persons do not beneficially own any Common Shares.

(b)	Number of Common Shares as to which such person has:

SCHEDULE 13D/A

CUSIP NO. 894789 106	Page 8 of 9

(i)	Sole power to vote or direct the vote:

TRC:	0
RMR LLC:	0
RMR INC:	0
ABP Trust:	0
Adam D. Portnoy:	0

(ii)	Shared power to vote or direct the vote:

TRC:	0
RMR LLC:	0
RMR INC:	0
ABP Trust:	0
Adam D. Portnoy:	0

(iii)	Sole power to dispose or to direct the disposition of:

TRC:	0
RMR LLC:	0
RMR INC:	0
ABP Trust:	0
Adam D. Portnoy:	0

(iv)	Shared power to dispose or to direct the disposition of:

TRC:	0
RMR LLC:	0
RMR INC:	0

SCHEDULE 13D/A

CUSIP NO. 894789 106	Page 9 of 9

ABP Trust:	0
Adam D. Portnoy:	0

(c)	Transactions effected in the past sixty days:

Except as set forth in this Amendment No. 3, there have been no reportable transactions with respect to the Common Shares within the last 60 days by the Reporting Persons.

(d)	No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)	As of September 30, 2021, the Reporting Persons ceased to be the beneficial owners of outstanding Common Shares.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 4 above.

The information regarding the Reporting Person contained in “Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer” contained in the Schedule 13D is not otherwise being amended by this Amendment No. 3.

ITEM 7.	Material to be Filed as Exhibits.

“Item 7. Material to be Filed as Exhibits” of the Schedule 13D is hereby amended to add the following:

Exhibit 99.8	Letter Agreement, dated as of August 26, 2021, between RMR Mortgage Trust and Tremont Mortgage Trust, a copy of which is incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by TRMT on August 27, 2021.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 4, 2021
(Date)

TREMONT REALTY CAPITAL LLC

/s/ Matthew P. Jordan
(Signature)
Matthew P. Jordan, President and Chief Executive Officer
(Name/Title)

THE RMR GROUP LLC

/s/ Matthew P. Jordan
(Signature)
Matthew P. Jordan, Executive Vice President and Chief Financial Officer
(Name/Title)

THE RMR GROUP INC.

/s/ Matthew P. Jordan
(Signature)
Matthew P. Jordan, Executive Vice President and Chief Financial Officer
(Name/Title)

ABP TRUST

/s/ Matthew P. Jordan
(Signature)
Matthew P. Jordan, Treasurer
(Name/Title)

ADAM D. PORTNOY

/s/ Adam D. Portnoy
(Signature)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).